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SEC FILE NUMBER
8-69898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: .Visions Analysis LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

24 Mckinley Avenue
(No. and Street)

Endicott	NY	13760
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Thatcher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Visions Analysis LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBRA R. BOSSACK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6308744
Qualified in Tompkins County
My Commission Expires July 28, 2022

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VISIONS ANALYSIS LLC
(A Wholly-Owned Subsidiary of Visions Federal Credit Union)
Financial Statements and Supplemental Schedules

As of December 31, 2021

(With Supplemental Reports Required by Rule 17a-5)

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
TABLE OF CONTENTS
DECEMBER 31, 2021

FINANCIAL STATEMENTS	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN MEMBER'S EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 17
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	18
SCHEDULE II - RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION	19
SCHEDULE III - INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	20
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	21 - 22
EXEMPTION REPORT	23

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Visions Analysis LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Visions Analysis LLC as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Visions Analysis LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Visions Analysis LLC's management. Our responsibility is to express an opinion on Visions Analysis LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Visions Analysis LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Visions Analysis LLC's financial statements. The supplemental information is the responsibility of Visions Analysis LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Visions Analysis LLC’s auditor since 2022.
New York, New York
February 25, 2022

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and cash equivalents	$ 3,843,240
Intangible assets - net	3,866,317
Operating lease right-of-use asset	276,185
Commission receivable	76,866
Furniture and equipment - net	25,738
Prepaid expenses	15,621
Investment securities	107,754
TOTAL ASSETS	$ 8,211,721
LIABILITIES	
Due to Visions Federal Credit Union	$ 411,018
Deferred revenue	$ 325,000
Accounts payable and accrued expenses	225,163
Operating lease liability	284,909
TOTAL LIABILITIES	1,246,090
MEMBER'S EQUITY	
Capital	6,605,025
Retained earnings	360,606
TOTAL MEMBER'S EQUITY	6,965,631
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,211,721

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Advisory fees	$ 3,415,967
Mutual fund	1,085,928
Variable annuities	829,713
Other income	385,424
TOTAL REVENUES	5,717,032
EXPENSES	
Compensation and benefits	3,079,693
Commission paid to other broker/dealers	31,395
Occupancy and equipment	181,032
Travel and entertainment	27,635
Professional fees	338,621
Regulatory and exchange fees	127,621
Professional and administrative services	132,432
Dues and subscriptions	40,413
Intangible asset amortization	575,800
Other expenses	258,172
TOTAL EXPENSES	4,792,814
NET INCOME	$ 924,218

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	(Accumulated Deficit)/ Retained Earnings	Capital	Total
Balance - January 1, 2021	$ (563,612)	$ 6,605,025	$ 6,041,413
Net Income	924,218	0	924,218
Balance - December 31, 2021	$ 360,606	$ 6,605,025	$ 6,965,631

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 924,218
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	8,579
Intangible asset amortization	575,800
Noncash lease expense	3,864
Unrealized loss on investment securities	3,592
Increase in prepaid expenses	(1,958)
Increase in commission receivable	(42,322)
Increase in due to Visions Federal Credit Union	119,779
Increase in deferred revenue	325,000
Increase in accounts payable and accrued expenses	(114,721)
Net cash provided by operating activities	1,801,831
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of investment securities	(20,800)
Dividend income reinvested in investment securities	(11,703)
Net cash used by investing activities	(32,503)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,769,328
CASH AND CASH EQUIVALENTS:	
Cash and cash equivalents - January 1, 2021	2,073,912
Cash and cash equivalents - December 31, 2021	$ 3,843,240

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Visions Analysis LLC (the "Company") a New York limited liability company is registered as a limited-purpose securities broker-dealer with the Securities and Exchange Commission ("SEC"), pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Visions Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 2016 with operations as a limited-purpose securities broker-dealer beginning on August 25, 2017. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions to Credit Union members and non-members located across upstate New York, northern and central Pennsylvania, and northern New Jersey.

The Company is a non-carrying broker-dealer and has no possession or control obligation under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker-dealer and the Company.

Since the Company's operations as a limited-purpose securities broker-dealer began on August 25, 2017, the Company has funded a portion of its operations and strategic acquisitions through capital contributions from the Credit Union, the Company's parent. Accordingly, future operations may be dependent on continued support from the parent Credit Union.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds due from banks, which, at times, may exceed federally insured limits. Amounts on deposit at these financial institutions exceeded federally insured limits by $3,593,240 on December 31, 2021. All short-term investments with an original maturity of three months or less are cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's customers' securities transactions are executed by LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

Fair Value Measurements

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value as such financial instruments are short term in nature.

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements* based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

The Company records investment securities at fair value with the valuations from quoted market prices and are considered Level 1 inputs in the fair value hierarchy.

Investment Securities

The Company's investment securities consist of mutual funds and relate to the Company's 409a plan as discussed in Note 8.

Investment securities are exposed to various risks such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the statement of financial condition.

Revenue from Contracts with Customers

The majority of the Company's revenues come from commission revenue and fees related primarily to the sale of investment services and products (identified as Revenue from Advisory fees, Mutual fund, Variable annuities, and Other income on the Statement of Operations). These services and products are offered to customers by LPL Financial for which the Company provides locations that are designated as LPL Financial branches, registered representatives, and related infrastructure. Revenues are recorded and settled on a monthly basis with LPL Financial based on the completion by LPL Financial of investment services and products to customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LPL Financial provides brokerage, investment advisory, and insurance products to Credit Union members and non-members. The Company provides locations that are designated as LPL Financial branches, registered representatives, and related infrastructure. The single performance obligation is for the Company to provide locations for LPL branches and the infrastructure for such services to be rendered. The Company has no performance obligations related to the actual customer trade. The Company's sole performance obligation is to LPL Financial and it is performed as the Company's employees are permitted to render broker-dealer services. The transaction price is determined as a fixed payout percentage calculated on each transaction cleared by LPL Financial.

Commissions receivable consists of funds due from LPL Financial based on the completion by LPL Financial of investment services and products to customers. Commissions receivable began the period with a balance of $34,543 and was $76,866 for the year ended December 31, 2021.

LPL Financial provided a growth payment of $350,000 at the execution of a seven-year agreement extension, effective June 16, 2021, with the Company. Revenue is recognized equally over the period of the contract extension and was $25,000 for the year ended December 31, 2021 and is included in Other income on the Statement of Operations.

Advertising Expense

Advertising costs are expensed as incurred. Total advertising expense was $127,333 for the year ended December 31, 2021 and is included in Other expenses on the Statement of Operations.

Furniture and Equipment – Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over a one to ten-year period.

Intangible Assets

The Company accounts for intangible assets subsequent to their acquisition. Intangible assets with finite lives continue to be amortized over their estimated useful lives and are periodically reviewed to ensure that no conditions exist, indicating that the carrying amount of intangible assets is not recoverable. Intangible assets are stated at cost less accumulated amortization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company accounts for leases in accordance with ASC 842, Leases, and it recognizes right of use ("ROU") assets and lease liabilities on the Statement of Financial Condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2021, the remaining ROU assets and lease liabilities amounted to $276,185 and $284,909, respectively.

The Company's operating lease agreement is comprised of a real estate lease. ROU assets represent the Company's right to use the underlying asset for the remaining lease term and lease liabilities represent the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company's lease does not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate ("IBR") in accordance with ASC 842. The present value of the lease payments was determined using a 2.29% IBR.

Other Income

Other income predominately includes commissions charges for securities products from brokerage accounts held at LPL Financial and administrative and consulting fees charged between the Company and the Credit Union.

Other income includes the recognized amount of a growth and hiring payment from LPL Financial of $75,000 as the result of an agreement extension with the Company.

The following table presents Other Income by major source for the year ended December 31, 2021:

Other Income	
Commissions Revenue from LPL	$192,133
Management Consulting Fees (Note 7)	70,000
Payments from LPL Financial regarding Growth and Hiring	75,000
Principal forgiveness on loan from LPL Financial regarding securities accounts transition to the Company (Note 7)	48,291
Total Other Income	$385,424

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation ("LLC"), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is exempt from federal and state income taxes in accordance with Section 122 of the Federal Credit Union Act. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2021, management has determined that the Company has no uncertain tax positions.

Deferred Revenue

LPL Financial provided a growth payment of $350,000 at the execution of a seven-year agreement extension, effective June 16, 2021, with the Company. This payment has been recorded as Deferred Revenue and will be recognized as income equally over the period of the contract extension. At December 31, 2021, the balance of Deferred Revenue is $325,000 and is included as a Liability on the Statement of Financial Condition.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Commissions

The Company provides locations that are designated as LPL Financial branches, registered representatives, and related infrastructure to facilitate the sale of LPL Financial products and services to Credit Union members and non-members. Upon the completion by LPL Financial of all customer transactions and advisory services rendered through these locations the Company receives a commission from LPL Financial on a monthly basis. The performance obligation to LPL Financial is satisfied and commission income is recognized at that point in time.

The following table presents revenue by major source and disaggregated by the type of investment services or products for the year ended December 31, 2021:

Revenue from contracts with customers	
Commissions	
Advisory fees	$3,415,967
Mutual fund	1,085,928
Variable annuities	829,713
Other income from commissions	385,424
Total commissions revenue	$5,717,032

NOTE 4 – FURNITURE AND EQUIPMENT – NET

Furniture and equipment at December 31, 2021 consist of the following:

Furniture and equipment	$ 41,799
Less: Accumulated depreciation and amortization	16,061
Furniture and Equipment – Net	$ 25,738

Depreciation expense was $8,579 for the year ended December 31, 2021.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets, net of amortization, consisted of the following at December 31, 2021:

Intangible assets – customer lists	$3,849,317
Intangible assets – goodwill	17,000
Total	$3,866,317

The gross carrying value of customer list was $5,255,000 and accumulated amortization was $1,388,683 at December 31, 2021. Amortization expense is computed using a straight-line method based on estimated duration of customer relationship, with useful lives ranging from 9 to 10 years, and was $575,800 for the year ended December 31, 2021.

Future amortization expense for customer list intangibles at December 31, 2021 are as follows:

2022	$ 575,800
2023	575,800
2024	575,800
2025	575,800
2026	535,800
Thereafter	1,010,317
Total	$3,849,317

NOTE 6 - COMMITMENTS AND CONTINGENCIES

In conjunction with the 2020 purchase of a financial services company book of business, the Company entered into consulting agreements with two consultants that continue until December 31, 2023 for a combined annual fee of $240,000.

The Company is involved in customer disputes in the normal course of its securities business. Resolution of disputes has not had a material adverse effect on the Company's financial position for the year ended December 31, 2021.

NOTE 7 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Credit Union, the Credit Union transferred an intangible asset to the Company after the Company was approved as a limited purpose broker-dealer. The intangible asset originated in 2016 with the Credit Union's purchase of the securities accounts and all related books, records, notes, memoranda, and papers, serviced by an unrelated financial services business, O'Connor Investments. The purchase was executed on October 27, 2017 for $2,200,000.

Pursuant to agreements between the Company and the Credit Union, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services of $132,432 and the cost of office space of $48,624 for the year ended December 31, 2021. The cost of allocated office space is included in occupancy and equipment expense on the Statement of Operations.

Pursuant to agreements between the Company and the Credit Union, the Credit Union is charged by the Company for administrative and consulting services of $70,000 for the year ended December 31, 2021. The revenue is included in other income on the Statement of Operations.

Pursuant to agreements between the Company and the Credit Union, the Credit Union provides bill payment services on behalf of the Company. The Credit Union funds and pays obligations such as, salaries, benefits, regulatory fees, operating expenses, and other miscellaneous expenses of the Company, offsetting an intercompany payable account. The Company records expenses in the current period offsetting a similar intercompany payable account. The Company reimburses the Credit Union the month following payment by the Credit Union. The amount of net intercompany payable was $411,018 at December 31, 2021. The Company paid the Credit Union a total of $3,562,828 during the year ended December 31, 2021.

The Company's qualifying personnel are covered under a defined benefit retirement plan and post-retirement medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $52,175 for the year ended December 31, 2021 which is included in compensation and benefits expense and other expenses on the Statement of Operations.

The Company's qualifying personnel are covered under a medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $187,507 for the year ended December 31, 2021 which is included in compensation and benefits expense on the Statement of Operations.

NOTE 7 – RELATED PARTY TRANSACTIONS (continued)

Pursuant to an agreement between the Company and the Credit Union, the Credit Union transferred $48,291 of revenue to the Company, which is included in other income on the statement of operations that resulted from principal forgiveness on a loan that the Credit Union received from LPL Financial. LPL Financial paid $241,457 on November 14, 2016 to the Credit Union, in the form of a 5-year loan, to replace lost revenue and fees related to the Credit Union's purchase and transition of securities accounts from an unrelated financial services firm. Principal owed on the loan is forgiven on the loan's anniversary date and recorded as revenue. This loan is paid in full for the year ended December 31, 2021.

The Credit Union provides employee benefit plans for employees of the Company as disclosed in Note 8.

NOTE 8 – EMPLOYEE BENEFITS

Defined Benefit Plan
The Credit Union has a noncontributory defined benefit retirement plan covering substantially all its and the Company's employees. The benefits are based on final average salary and years of credited service. The net effect of the Company's participation in the Credit Union's defined benefit plan was $(15,601) for the year ended December 31, 2021 and included in compensation and benefits and other expenses on the statement of operations.

Defined Contribution Plan
The Credit Union has a voluntary 401(k) Deferred Compensation Plan for eligible employees including the Company's employees. A participant may defer any percentage of gross salary up to $19,500 per year. If age 50 or older, a participant may defer an additional $6,500 per year. Participant deferrals are matched by the Company in an amount of 1% to 3.5%, which vests according to years of service. Total contributions by the Company were $72,872 for the year ended December 31, 2021 and included in compensation and benefits on the statement of operations.

409(a) Plan
Deferred Compensation Plan – The Company has a non-qualified deferred compensation plan for qualified employees. The Company does not contribute to this plan. The deferred compensation accounts are shown as both assets and liabilities on the Company's financial statements and are available to creditors in the event of the Company's liquidation. The balance of the deferred compensation assets is $107,754 and the deferred compensation payable is $107,754 for the year ended December 31, 2021 and included in investment securities and accounts payable and accrued expenses on the statement of financial condition. For the year ended December 31, 2021, dividend income of $11,703 and unrealized loss of $3,592 are included in other expenses on the statement of operations.

NOTE 8 - EMPLOYEE BENEFITS (continued)

The following table summarizes plan assets measured at fair value at December 31, 2021, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1	Level 2	Level 3	Fair Value
Assets:				
409(a) Non-Qualified;				
Mutual Funds	$107,754	$	$	$107,754
Total	$107,754	$	$	$107,754

Post-Retirement Medical Benefit Plan

The Credit Union has a post-retirement medical benefits plan that is offered to substantially all its and the Company's employees provided the employee is at least 55 years of age and has obtained fifteen years of credited service upon retirement. The medical plan is contributory, with retirees reimbursing the Credit Union for a portion of the medical services provided. The medical plan is not funded. The Credit Union has the right to terminate or amend the medical plan at any time. The Company was allocated expenses of $67,776 for the year ended December 31, 2021 and included in compensation and benefits on the statement of operations.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021 the Company's net capital was $2,873,335 which was $2,808,675 in excess of its required net capital of $64,660. The Company's aggregate indebtedness to net capital ratio was 0.34 to 1.

NOTE 10 – LEASES

The Company has a noncancelable operating lease for office space with a commencement date of January 1, 2020. This operating lease has a remaining term of eight years, which includes an option to extend the lease for one renewal period of five years. The option to renew is included in the current lease term as the Company believes it is reasonably certain that the renewal option will be exercised. Monthly lease expense is recognized as the calculated average lease payment over the term of the lease.

NOTE 10 - LEASES (continued)

Operating Leases:	
Operating lease right-of-use assets	$ 276,185
Operating lease liabilities	284,909
Discount Rate:	2.29%

Maturities of the lease liability under a noncancelable operating lease at December 31, 2021 are as follows:

2022	$ 35,219
2023	36,276
2024	37,364
2025	38,485
2026	39,640
Thereafter	126,199
Total undiscounted lease payments	313,183
Less: discount to net present value	28,275
Total operating lease liability	$ 284,909

The discount rate used for the present value calculations is the Company's incremental borrowing rate at the time the lease is executed.

NOTE 11 – SUBSEQUENT EVENTS

On January 10, 2022 the Company completed the purchase of the business books, records, notes, memoranda and papers associated with the securities accounts, insurance accounts, and annuity accounts serviced by a financial services business for a total payment of $1,116,000.

<u>SUPPLEMENTARY INFORMATION PURSUANT TO</u>
<u>RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934</u>

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL:		
Member's equity		$ 6,965,631
Less: non-allowable assets		
Intangible assets	$ 3,866,317	
Commission receivable	76,866	
Furniture and equipment - net	25,738	
Prepaid expenses	15,621	
Investment Securities	107,754	
		4,092,296
Net capital before haircuts on securities positions		2,873,335
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 2,873,335
AGGREGATE INDEBTEDNESS		$ 969,904
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 64,660
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 64,660
EXCESS NET CAPITAL ($2,873,335 - $64,660)		$ 2,808,675
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 969,904 / $ 2,873,335	33.76%

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 3,198,335
Decreases: Adjustment related restating income to deferred revenue	$ (325,000)	(325,000)
Increases:	0	0
NET CAPITAL, as reported in the Company's supplement schedule to the audited financial statements		$ 2,873,335

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

The Company has no possession or control obligation under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Visions Analysis LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Visions Analysis LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Visions Analysis LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Visions Analysis LLC limits its business activities exclusively to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer. In addition, Visions Analysis LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Visions Analysis LLC; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Visions Analysis LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Visions Analysis LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Visions Analysis LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
February 25, 2022

Visions Analysis LLC
24 McKinley Ave., Endicott, NY 13760

Rule 15c3-3 Exemption Report

December 31, 2021

Visions Analysis LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Visions Analysis LLC

I, Jeffrey Thatcher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director